August 16, 2018

Hong Yao
Chairman of the Board and Chief Executive Officer
Weidai Ltd.
50/F West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People's Republic of China

       Re:      Weidai Ltd.
                Registration Statement on Form F-1
                Filed August 10, 2018
                File No. 333-226790

Dear Mr. Yao:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Certain Balance Sheet Items

Loans and Advances, Net, page 101

1. We note your disclosure on page 101 that you changed the way in which you collaborated with an institutional funding partner in 2018, such that loans it funded in
       2018 are no longer recorded on your balance sheet. Please tell us, and revise your disclosures as necessary to explain, what changed in your collaboration arrangement that caused the loans to no longer get recorded on your balance sheet. Provide us with the specific authoritative guidance you used to support your accounting treatment.
 Hong Yao
Weidai Ltd.
August 16, 2018
Page 2

Cayman Islands Taxation, page 192

2. Please revise this section to clearly state the discussion is the opinion of counsel.

Unaudited Interim Condensed Consolidated Financial Statements

General

3. Please revise to include in your next amendment unaudited interim consolidated statements of changes in shareholders' equity.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, page F-58

4. We note the reversal of accretion on Series C preferred shares as presented on page F-59, as well as your discussion on page F-84 (Note 17. Preferred Shares), which resulted from the modification of the Series C preferred shares. Please address the following:

           Explain to us the purpose for the modification.

           Tell us who specifically received the Series C preferred shares and whether you considered if the reversal of accretion should have been recorded as additional paid-in capital. Your response should identify any related party relationships and quantify the percentages of ownership.

           Explain to us the basis for your conclusion that the RMB 120 million reversal should be reported through the statements of comprehensive income (i.e. retained earnings).
           Tell us the specific guidance you used to support your accounting treatment and presentation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hong Yao
Weidai Ltd.
August 16, 2018
Page 3

        You may contact Cara Lubit, Staff Accountant at (202) 551-5909 or Hugh West,
Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-
3234 or me at (202) 551-3434 with any other questions.



                                                            Sincerely,

                                                            /s/ Eric Envall for

                                                            Michael Clampitt
                                                            Senior Staff
Attorney
                                                            Office of Financial
Services